FIRST QUARTER 2007 EARNINGS REPORT

May 2, 2007

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the first quarter of 2007.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Summary                              1Q06     1Q07     % Var
---------------------------------------------------------------------------
 Revenues .......................   4,878    4,713       (3)
 Operating Income ...............     383      264      (31)
Net Income of Majority Interest .     149       24      (84)

EBITDA ..........................     607      442      (27)

Operating Margin ................       7.9%     5.6%    --
EBITDA Margin ...................      12%       9%      --
EPS (Ps.) .......................       0.37     0.06
EPADS (US$) .....................       0.40     0.06
----------------------------------------------------------------------------


1Q07 Highlights vs 1Q06

     o Effective January 2007, ICA adopted the International Financial Reporting Interpretations Committee IFRIC 12 Service Concession Arrangements interpretation of International Financial Reporting Standards with respect to the accounting treatment of service concessions. Results for 2006 have been restated for this change; additional detail is provided in the Notes. o Revenues decreased 3%, to Ps. 4,713 million.

     o Operating expenses increased Ps. 44 million, of which Ps. 34 million was the result of higher bid preparation expenses. o Operating income fell 31% to Ps. 264 million with an operating margin of 5.6%.

     o Net income of majority interest in 1Q07 was Ps. 24 million, an 84% decrease. Earnings per share were Ps. 0.06 and US$0.06 per ADS.

     o EBITDA decreased 27% to Ps. 442 million, with an EBITDA margin of 9%.

     o New construction contracts awarded during 1Q07 were Ps. 4,594 million. As of March 31, 2007 construction backlog was Ps. 11,535 million, equivalent to 9 months of work based on first quarter construction revenues. The ratio of new contracts to execution of backlog was 1.21. In addition, as a result of the application of IFRIC 12, construction contracts on concessioned projects totaling Ps. 1,401 million on January 1, 2007 were included in construction backlog.

     o ICA delivered the first turbine unit of the El Cajon Hydroelectric Project. The US$525 million payment received was applied in the following manner: US$358.8 million to the payment of the syndicated loan, US$164.4 million to the reserve fund for the payment of the 144-A bond, and US$2 million to pay the CFE for supervisory expenses.

     o Total debt as of March 31, 2007 was Ps. 10,030 million, a decrease of Ps. 1,446 million. Including the reserve for the repayment of the 144A bond, consolidated net debt was reduced by Ps. 1,453 million. Total debt excluding the El Cajon hydroelectric project increased Ps. 1,884 million.

Consolidated Results of Operations
------------------------------------ -----------------------------------
(Ps. millions) 1Q06 1Q07 % Var
------------------------------------ -----------------------------------
Revenues ..........................      4,878       4,713        (3)
Costs .............................      4,116       4,026
General and administrative expenses        379         423
....................................     ......      ......       ....
Operating Income ..................        383         264       (31)
....................................     ......      ......       ....
Financing Cost (Income), net ......          9         140
Other Income (Loss) Net ...........         42         (33)
Taxes and Statutory Profit Sharing         103          15
Share in Net Income of Affiliates .          2          (2)
Net Income of Minority Interest ...         82         116
....................................     ......      .......
Net Income of Majority Interest ...        149          24       (84)
....................................      ......      ......      .....
EPS (Ps.) .........................   Ps. 0.37   Ps.     0.06
EPADS (US$) .......................   US$ 0.40   US$     0.06
Weighted average shares (millions)      402.80         405.27
------------------------------------  ----------------------------------


First Quarter 2007

     Revenues were Ps. 4,713 million, a decrease of 3%. The decrease in revenues was principally due to a lower volume of work in Civil and Industrial Construction as a result of the completion of projects during 4Q06, and to the fact that recently contracted industrial projects have not begun construction. Revenues in Mexico represented 81% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 38% of the total.

     Cost of sales was Ps. 4,026 million, as compared to Ps. 4,116 million during the same period of 2006. Cost of sales was 85% of revenues in the first quarter of 2007, compared to 84% in 1Q06.

     General and administrative expenses totaled Ps. 423 million, a 12% or Ps. 44 million increase compared to 1Q06. Of the increase, Ps. 34 million was due to higher bid preparation expenses. During 1Q07 bid preparation expenses were Ps. 50 million, of which 54% were for Civil Construction and 46% for Industrial Construction. In addition, Airports recorded increases as a result of higher payroll costs and expenses related to being listed in the stock markets. Housing reclassified certain selling and administrative expenses that had previously been included in cost of sales. As a percentage of sales, general and administrative expenses increased to 8.9% in 1Q07, as compared to 7.8% in 1Q06.

     Operating income was Ps. 264 million, a decrease of 31% as compared to the same period of 2006, as a result of the combined effect of the decrease in revenues and the increases in operating expenses. The contribution of Infrastructure to operating income was Ps. 219 million, Housing and Civil Construction were Ps. 25 million each, and Industrial Construction was Ps. 13 million.

     The integral financing cost in 1Q07 was Ps. 140 million, compared to Ps. 9 million in 1Q06, principally due to a Ps. 292 million increase in financial expenses. The integral financing cost includes the effect of including in this item certain accounts payable and accounts receivable of the El Cajon hydroelectric project, which totaled Ps. 21 million net, and to a higher level of other debt, with an increased proportion of peso-denominated debt.

     Other income (loss) net was a gain of Ps. 33 million. There was a cancellation of a reserve for doubtful accounts of Ps. 66 million, as a result of the establishment of a payment date, which was partially offset by a Ps. 23 million loss on the sale of shares in CPC, a subsidiary in Argentina, and the effect of the reclassification of statutory employee profit sharing and other items for Ps. 10 million.

     Taxes totaled Ps. 15 million, equivalent to a effective tax rate of 6%, and a 21% effective tax rate for cash taxes. During 1Q07, there was an adjustment in deferred taxes as a result of a change in the estimates used to calculate these taxes.

     Net income of majority interest was Ps. 24 million, compared to Ps. 149 million in 1Q06. o Earnings per share were Ps. 0.06, based on 405.07 million weighted average shares outstanding, compared to Ps. 0.37, based on a weighted average of 402.80 million shares outstanding, in the prior year period. o Earnings per ADS were US$0.06, as compared to US$0.40 in 1Q06.

EBITDA
---------------------------------------------- -------- ------   ------
   (Ps. million) 1Q06 1Q07 % Var
---------------------------------------------- -------- ------   ------
Net income of majority interest ............      149     24      (84)
Plus: minority interest, affiliate earnings,
taxes, and other income, net ...............      288    100
Plus: integral financing cost ..............        9    140
Plus: depreciation and amortization ........      224    177
...............................................   ....   .....    ......
EBITDA                                            669    442      (34)
---------------------------------------------- -------- -------- ------

     EBITDA in 1Q07 was Ps. 442 million, a decrease of 34%, as a result of the combined effect of lower operating income and lower depreciation and amortization charges for the El Cajon Hydroelectric Project during 1Q07. The EBITDA margin was 9%.

     EBITDA should not be considered as indicator of financial performance or free cash flow under Mexican or U.S. GAAP. However, ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.


General Considerations on 1Q07 Results
---------------------------------------

     The results for 1Q07 reflect the impact of the reduction in consolidated revenues, resulting principally from a lower level of construction revenues.

     Notwithstanding the commitment of Mexico s President Felipe Calderon to develop the country's infrastructure, there have been numerous postponements in the dates for submitting project bids and awarding projects, which is not uncommon with the change in governments. ICA expects that the new government will soon restart the bidding for new infrastructure projects, although it can provide no assurance of the timing or that the Company will be successful in its bids.

     The decrease in ICA's construction revenues in 1Q07 reflects this environment, and the fact that the industrial construction projects contracted during the quarter did not contribute significantly to revenues. This was partially offset by increases in revenues from Infrastructure and Housing.

     ICA's strategy for growth and diversification is to invest in infrastructure and housing, in order to have a higher proportion of non-cyclical revenues not related to construction from high-margin, high-growth sectors, with a target of generating 40% of revenues from the Housing and Infrastructure businesses by 2010. In 1Q07, the Housing and Infrastructure businesses accounted for 19% of revenues, 92% of operating income, and 79% of EBITDA.


Business Unit Performance
----------------------- ------------------- --------------------------------------
(Ps. million) 1Q06 1Q07 % Var
----------------------- -------------------     ----------   --------   ----------
Construction .......... Revenues ..........         4,116      3,809          (7)
                        Operating Income ..           166         41         (75)
                        EBITDA ............           306        100         (67)
                        Operating Margin ..             4%         1%          -
                        EBITDA Margin .....             7%         3%          -
----------------------- -------------------     ----------   --------   ----------
Housing ............... Revenues ..........           238        342          44
                        Operating Income ..            16         25          57
                        EBITDA ............            17         27          57
                        Operating Margin ..             7%         7%          -
                        EBITDA Margin .....             7%         8%          -
----------------------- -------------------     ----------   --------   ----------
Infrastructure ........ Revenues ..........           499        574          15
                        Operating Income ..           212        219           3
                        EBITDA ............           293        323          10
                        Operating Margin ..            43%        38%          -
                        EBITDA Margin .....            59%        56%          -
======================= ===================     ==========   ========   ==========
Other* ................ Revenues ..........            25        (12)
                        Operating Income ..           (11)       (21)
----------------------- -------------------     ---------- ----------   ----------
Consolidated .......... Revenues ..........         4,878      4,713          (3)
                        Operating Income ...          383        264         (31)
                        EBITDA .............          607        442         (27)
                        Operating Margin ...            8%         6%          -
                        EBITDA Margin ......           12%         9%          -
----------------------------------------------------------------------------------


* Includes corporate and consolidation effects.



Construction
----------------------- ------------------- --------------------------------------
(Ps. million) 1Q06 1Q07 % Var
----------------------- -------------------     ----------   --------   ----------
Construction Total .... Revenues ..........         4,116      3,809          (7)
                        Operating Income ..           166         41         (75)
                        EBITDA ............           306        100
                        Operating Margin ..             4%         1%          -
                        EBITDA Margin .....             7%         3%          -
======================= ===================     ==========   ========   ==========
Civil Construction .... Revenues ..........         1,988      1,752         (12)
                        Operating Income ..            97         25         (74)
                        EBITDA ............           176         50         (72)
                        Operating Margin ..             5%         1%          -
                        EBITDA Margin .....             9%         3%          -
----------------------- -------------------     ----------   --------   ----------
Industrial ............ Revenues ..........         1,782      1,697          (5)
Construction
                        Operating Income ..            52         13         (75)
                        EBITDA ............           102         27         (74)
                        Operating Margin ..             3%         1%          -
                        EBITDA Margin .....             6%         2%          -
----------------------- -------------------     ----------   --------   ----------
Rodio ................. Revenues ..........           346          360          4
                        Operating Income ..            18            3        (85)
                        EBITDA ............            27           23        (16)
                        Operating Margin ..             5%           1%         -
                        EBITDA Margin .....             8%           6%         -
----------------------- -----------------------------------------------------------

     Total construction revenues decreased 7% during 1Q07, as compared to 1Q06. Civil Construction revenues decreased 12%, Industrial Construction revenues decreased 5%, while Rodio revenues increased 4%. The operating margin from all construction activities decreased to 1% during 1Q07, as a result of the completion of projects, the mix of projects under construction, and Ps. 50 million in bid preparation expenses, of which 54% were in Civil Construction and the rest were in Industrial Construction. First quarter 2007 Construction EBITDA was Ps. 100 million, with an EBITDA margin of 3%.

Civil Construction
--------------------------------------------------------------------------------

The principal projects under construction were: -Terminal II of the Mexico International Airport, -The Cachamay stadium in Venezuela, and -The El Cajon Hydroelectric Project in Nayarit.

     Revenues decreased 12% during the first quarter, as compared to 1Q06, as a result of the completion of projects and to the lack of new project awards.

     The operating margin was 1%, as compared to 5% in the prior year period. The reduction is the result of the mix of current projects, as compared to those under construction in 1Q06. In addition, Civil Construction incurred Ps. 27 million in bid preparation expenses, decreasing the operating margin. The El Cajon hydroelectric is in its final stage, which significantly reduced its contribution to revenues and operating income compared to 1Q06. ICA currently does not have other projects of a size to replace El Cajon.

     EBITDA declined 72% to Ps. 50 million, with an EBITDA margin of 3%, as a result of the completion of projects and the current mix of projects and stage of execution. The El Cajon hydroelectric project contribution to EBITDA was Ps. 11 million.

Industrial Construction
--------------------------------------------------------------------------------

     The projects that contributed most to revenues in 1Q07 were: -Package II of the Minatitlan refinery reconfiguration, which accounted for 19% of consolidated revenues, a PET plant in Altamira, and the Chicontepec oil field project in Veracruz.

     Revenues decreased 5% compared to the prior year period as a result of completion of projects, including the storage tanks for the liquefied gas terminal in Altamira and the Reynosa III and IV cryogenic plants for PEMEX. Industrial Construction did not record significant revenues from the new contracts awarded during the first quarter.

     The Industrial Construction operating margin was 1%, as compared to 3% in 1Q06. The decrease is a result of higher bid preparation expenses, which were Ps. 23 million in 1Q07. Additionally, the margin decreased as a result of the start up phase of construction of the gas separation plant and the Reynosa V and VI cryogenic plants.

     Industrial Construction EBITDA was Ps. 27 million in 1Q07, a decrease of 74%, and equivalent to an EBITDA margin of 3%.

Rodio
--------------------------------------------------------------------------------

Rodio s most important projects are:
        -Foundations for the Ikea shopping center in Malaga, -High speed train in Barcelona, and -Prefabricated pilings for the Vela Hotel in Barcelona.

     Revenues were Ps. 360 million, an increase of 4%, as compared to Ps. 346 million in 1Q06. Rodio's operating margin for 1Q07 was 1%. Rodio generated EBITDA of Ps. 23 million, with an EBITDA margin of 6%.

     Rodio is owned 50-50 by ICA and the Soletanche Bachy Group. Recently, there was an announcement of a transaction that will result in a change in control of Soletanche. ICA is evaluating its alternatives and future actions in regard to the imminent change in its partner in this company.

El Cajon Hydroelectric Project
--------------------------------------------------------------------------------

     El Cajon hydroelectric project revenues were Ps.177 million. Operating income was Ps. 9 million, with an operating margin of 5%. The project is in its completion stage.


-----------------------  ---------- ---------- --------
(Ps. Million) 1Q06 1Q07 % Var
-----------------------  ---------- ---------- --------
Revenues ..............       675        177     (74)
Operating Income ......        41          9     (78)
Operating Margin ......         6%         5%
-----------------------  ---------- ---------- --------

     The total value of the project increased to US$873 million as of March 31, 2007. As a result of negotiations, the parties have agreed to submit to an independent expert claims for those unit prices or work volumes for which the parties have not yet reached an agreement; these claims total US$38 million, which have not been recorded as revenues.

     On February 27, 2007, ICA delivered the first turbine unit of the El Cajon Hydroelectric Project for which ICA received a payment of US$525 million. Of this amount, US$358.8 million was used to repay amounts outstanding under the syndicated loan entered into to finance construction of the project, US$164.4 million was allocated to the reserve fund for the payment of the 144-A bond issued to finance construction of the project, and US$2 million was paid to the CFE for supervisory expenses. The project had outstanding debt of US$319.9 million as of March 31, 2007.

     Total liabilities for the El Cajon hydroelectric project increased to Ps. 4,495 million as of March 31, 2007, of which 41% was short term and 59% long term.

--------------------------------- ------------- ------------ ----------
(Ps. Million) 1Q06 1Q07 % Var
--------------------------------- -------------- ----------- ----------
Total Assets ....................      9,810        6,224          (37)
 Cash and Cash Equivalents ......        523          177
 Accounts Receivable ............      5,971        3,929
 Other Current Assets ...........        338          172
 Total Current Assets ...........      6,832        4,278
  Long Term Assets ..............      2,978        1,946
.................................. ............. ............ .........
Total Liabilities ...............      8,749        4,495          (49)
Current Liabilities .............      5,336        1,855
Long Term Liabilities ...........      2,966        2,549
Other Liabilities ...............        447           92
.................................. ............. ............ .........
Equity ..........................      1,061        1,729           63
--------------------------------- ------------- ------------ ----------

Housing
-----------------------------------------------------------------------------
(Ps. Million) 1Q06 1Q07 % Var
----------------------- ----------------- -----------------------------------
Housing ............... Revenues ........         238        342        44
                        Operating Income           16         25        57
                        EBITDA ..........          17         27        57
                        Operating Margin            7%         7%        -
                        EBITDA Margin ...           7%         8%        -
----------------------- ----------------- ------------ ---------- --------
                          Units sold ....         920      1,168        27
                          Traditional ...          60%        42%        -
                          Entry level ...          40%        51%        -
                          Other .........           -          7%        -
----------------------- ----------------- ------------ ---------- -----------

     ViveICA, ICAs housing subsidiary, sold 1,168 units during 1Q07, compared to 920 units in 1Q06. The increase is a result of seven new projects. Of the units sold, 42% were traditional housing (vivienda tradicional), 51% were entry-level housing (vivienda de bajos ingresos), and 7% were cofinancings.

     During the first quarter, CONAVI and INFONAVIT, the government agencies that provide most entry-level home loans, modified their criteria for qualification and granting of home loans, which resulted in a reduction of credit authorizations during the period.

     Revenues were Ps. 342 million, a 44% increase, as compared to Ps. 238 million in the same period of 2006, as a result of the increase in units sold. Effective in 1Q07, ViveICA changed its accounting policies to increase comparability with other companies in the sector. Administrative and selling expenses related to projects, which were previously included in cost of sales, are now classified as part of general and administrative expenses. The operating margin was 7%, unchanged compared to the same quarter of 2006.

     Housing EBITDA during 1Q07 was Ps. 27 million, an increase of 57% compared to 1Q06, equivalent to an EBITDA margin of 8%.


Infrastructure
-------------------------------------------------------------------------------
(Ps. million) 1Q06 1Q07 % Var
----------------------- -------------------  ---------   ---------  ---------
Infrastructure ........ Revenues ..........       499        574       15
                        Operating Income ..       212        219        3
                        EBITDA ............       293        323       10
                        Operating Margin ..        43%        38%        -
                        EBITDA Margin .....        59%        56%        -
======================= ===================  =========   =========  =========
Airports .............. Revenues ..........       395        436       10
                        Operating Income ..       180        185        3
                        EBITDA ............       238        258        9
                        Operating Margin ..        46%        42%        -
                        EBITDA Margin .....        60%        59%        -
----------------------- -------------------  ---------   ---------  ---------
 Concessions .......... Revenues ..........       103        138       33
                        Operating Income ..        32         34        4
                        EBITDA ............        55         65       18
                        Operating Margin ..        31%        25%        -
                        EBITDA Margin .....        53%        47%        -
----------------------- -------------------  ---------   ---------  ---------

Infrastructure includes the results of operations of Airports and Concessions.

     Revenues were Ps. 574 million in 1Q07. Operating income was Ps. 219 million in 1Q07, a 3% increase as compared to the same period of 2006. Operating margin decreased to 38%, principally as a result of the increase in costs and expenses of Airports. EBITDA was Ps. 323 million, equivalent to an EBITDA margin of 56%.

Airports
---------------------------------------------------------
('000 passengers)            1Q06        1Q07      % Var
----------------------- ---------------------------------
Total passenger traffic     2,936       3,360        14
   Domestic ...........     2,075       2,550        23
   International ......       861         810        (6)
----------------------- ----------------------------------

     During 1Q07, 3.4 million terminal passengers were served in the 13 airports, as compared to the 2.9 million in the same period of 2006, an increase of 14%. Passengers on domestic flights accounted for 76% of the passenger total, and passengers on international flights accounted for 24%. Domestic passengers increased 23% and international passengers decreased 6% as compared to 1Q06. Monterrey airport accounted for 43% of total passengers.

     Revenues, including the operations of OMA, Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 436 million, with a 42% operating margin. The decrease in the margin compared to 1Q06 is principally due to a revision in the estimate of the useful life of pavements (runways, taxiways, and aprons) effective in 4Q06, which increased depreciation expense, In addition, other operating expenses rose as a result of increases in payroll and compliance expenses related to the listing of OMA on the Mexican and Nasdaq stock markets. EBITDA was Ps. 258 million, with an EBITDA margin of 59%.

     Airport revenues derived from aeronautical activities (e.g., passenger charges) are subject to rate regulation; other revenues (consisting principally of revenue from commercial activities, such as lease income from merchants) are not subject to rate regulation.

     Regulated Airports revenues during 1Q07 were Ps. 356 million, or 81% of the total. Non-regulated revenues were Ps. 80 million, or 19% of the total.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.


Concessions
----------------------------------------------------------------------
('000 vehicles per day)                      1Q06     1Q07    % Var
------------------------------- -------- --------- -------- --------
Corredor Sur                                 52.7     69.9       33
Acapulco Tunnel                               8.7      9.4        8
------------------------------- -------- --------- -------- --------

     The Corredor Sur average traffic volume in 1Q07 increased 33% to 69,937 vehicles per day, compared to 52,671 vehicles per day in 1Q06. Revenues were Ps. 11 million, an increase of 35%, as compared to Ps. 8 million in the same period of 2006.

     The Acapulco Tunnel had daily average traffic volume of 9,381 vehicles, compared to 8,670 vehicles in the same quarter of 2006. Revenues were Ps. 31 million, an increase of 10% as compared to Ps. 28 million in 1Q06.

     The Irapuato-La Piedad highway PPP modernization work advanced in 1Q07, with total investment through March 31, 2007 of Ps. 539 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 390 million of this loan had been drawn.

     The Queretaro-Irapuato highway PPP modernization work advanced in 1Q07, and the financing is in the process of closing. Investment as of March 31, 2007 totaled Ps. 75 million.

     Concessions also includes the waste water treatment plant in Ciudad Acuna, Coahuila.

Construction Backlog
--------------------------------------------------------------------------------
                                                                          Months
  (Ps. million) Balance Work*
-------------------------------------------------    ----------------    -------
Balance, December 31, 2006 ......................            9,348         6
 Work to be performed on concessioned projects ..            1,401         -
Balance, December 31, 2006, including
 concessioned projects * ........................           10,749
-------------------------------------------------    ---------------    --------
    New contracts and contract additions ........            4,594         4
-------------------------------------------------    ---------------    --------
  Work executed .................................            3,807         3
Balance, March 31, 2007 .........................           11,535         9
-------------------------------------------------    ---------------   ---------
Share of Backlog
  Projects in Mexico ............................               93%
  Projects outside Mexico .......................                7%
  Public sector clients .........................               76%
  Private sector clients ........................               12%
  Concessioned projects .........................               12%
--------------------------------------------------------------------------------

     * Effective January 1, 2007 in accordance to IFRIC 12, construction contracts with subsidiaries that operate concessions are included in consolidated backlog.

     New construction contract awards and net contract additions were Ps. 4,594 million in 1Q07. The principal new projects included: -Reynosa V and VI cryogenic plants for PEMEX, -new Rodio projects, and -a gas separation plant.

     Construction backlog was Ps. 11,535 million as of March 31, 2007, an increase of Ps. 787 million, compared to construction backlog as of December 31, 2006, and was the equivalent of 9 months of work at 1Q07 levels. The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 1Q07, book & burn was 1.21, which can be interpreted to mean that the volume of new contracts was 21% higher than execution of backlog during the period. ICA will begin reporting this metric effective this quarter.


Balance Sheet
--------------------------------------------------------------------------------
(Ps. million) 1Q06 1Q07 % Var
----------------------------------------- ----------- ----------- --- ---------
Assets
  Cash and Cash Equivalents ...................    6,438    4,525      (30)
  Trade and Contract Receivables ..............    9,150    9,407        3
  Inventories .................................    1,542    1,990       29
  Other Receivables ...........................    1,032    1,119        8
  Other Current Assets ........................      799    1,041       30
................................................   ......   ......   .......
Total Current Assets ..........................   18,961   18,082       (5)
................................................   ......   ......   .......
Long Term Assets ..............................   11,527   11,376       (1)
................................................   ......   ......   .......
Total Assets ..................................   33,565   33,274       (1)
-----------------------------------------------   ------   ------   -------
  Accounts Payable ............................    2,376    2,969       25
  Current Debt ................................    4,824    2,580       (7)
  Other Current Liabilities ...................    5,253    4,832       -8
................................................   ......   ......   .......
Total Current Liabilities .....................   12,453   10,380      (17)
................................................   ......   ......   .......
Long Term Liabilities .........................    7,492    8,370       12
Stockholders' Equity ..........................   13,621   14,523        7
................................................   ......   ......   .......
Total Liabilities and Stockholders' Equity ....   33,565   33,274       (1)
------------------------------------------------------------------------------

     Cash and cash equivalents were Ps. 4,525 million at March 31, 2007, a decrease of 30% as compared to 1Q06. At March 31, 2007, 83% of cash and cash equivalents were in the following subsidiaries: 42% in Airports, 28% in ICA Fluor, 9% in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, 4% in the El Cajon hydroelectric project, and 1% in Rodio. This cash generally cannot be used by ICA in accordance with the subsidiaries' bylaws or governing agreements. The remaining 17%, or Ps. 756 million, was held at the parent company or other operating subsidiaries. Of total cash as of March 31, 2007, 37% represented client advances.

     Short-term accounts receivable were Ps. 257 million, an increase of Ps. 3 million as compared to the 1Q06, as a result of the combined effect of a reduction in receivables after payment for the first turbine unit of the El Cajon hydroelectric project, which was offset by increases in other areas. Industrial Construction accounts receivable increased Ps. 597 million, as a result of advances related to projects. Housing accounts receivable increased Ps. 263 million as compared to 1Q06, as a result of a higher level of activity. Rodio accounts receivable increased Ps. 76 million to Ps. 732 million; as a subcontractor for specialized foundation and subsoil works, Rodio faces extended collection periods. Civil Construction accounts receivable related to the Mexico City Airport Terminal II were Ps. 778 million.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The total of such receivables was Ps. 1,192 million, of which Ps. 832 million is for Package II of the Minatitlan refinery reconfiguration project, and Ps. 360 million is for the Chicontepec oil field project.

     Other accounts receivable were Ps. 1,119 million, an increase of 8%. The increase is principally the result of the strategy to secure the prices of raw materials and supplies by paying Ps. 1,041 million as advances to subcontractors and strategic suppliers, which reduced cash balances.

     Inventories were Ps. 1,990 million, an increase Ps. 448 million compared to the prior year period. Housing inventories accounted for Ps. 191 million of the increase, as a result of a higher level of activity, and Ps. 307 million of the increase is for machinery to be installed in the Minatitlan refinery as part of the Package II contract.

     Long term assets were Ps. 11,376 million at March 31, 2007. Accounts and documents receivable were Ps. 3,067 million, a reduction of Ps. 420 million as a result of the reclassification of the certifications of El Cajon hydroelectric project to short term. Investment in concessions for Ps. 7,348 million represents 65% of total long term assets.

     Total liabilities decreased Ps. 1,194 million to Ps. 18,751 million in 1Q07, as compared to Ps. 19,945 million in the same quarter of 2006, principally as a result of the reduction in debt described below.

     Shareholders' equity increased by Ps. 903 million as a result of the cumulative net income between April 2006 and March 31, 2007.

Debt
----------------------------------------------------------------------------------------------------------
(Ps. million) 1Q06 1Q07 % Var
----------------------------------------------------------------- --------------- ------------ ------------
  Short Term ..................................................            4,824        2,580         (47)
   Long Term ..................................................            6,652        7,450           12
  Total Debt ..................................................           11,476       10,030         (13)
  Total Cash and cash equivalents .............................            6,438        4,525         (30)
----------------------------------------------------------------- --------------- ------------ ------------
Reserve for payment of 144A bond ..............................                         1,920
----------------------------------------------------------------- --------------- ------------ ------------
Total Net Debt ................................................            5,037        3,585         (29)
----------------------------------------------------------------- --------------- ------------ ------------
El Cajon Project debt (legal entity) ..........................            6,859        3,529         (49)
El Cajon Cash and cash equivalents, including debt payment
reserve .......................................................              523        2,097          301
----------------------------------------------------------------- --------------- ------------ ------------
Net Debt, El Cajon ............................................            6,336        1,432         (77)
----------------------------------------------------------------- --------------- ------------ ------------
Net Debt (Net Cash), excluding El Cajon .......................          (1,298)        2,153          n.s
----------------------------------------------------------------- --------------- ------------ ------------
By source of repayment
  Holding company (EMICA) .....................................                0            0
  Operating companies .........................................            1,886        2,202           17
    El Cajon hydroelectric project ............................            6,859        3,529         (49)
    Other projects ............................................            2,731        4,299           57
.................................................................. ............... ............ ............
Total debt ....................................................           11,476       10,030          (13)
----------------------------------------------------------------- --------------- ------------ ------------

     Total debt at March 31, 2007 decreased Ps. 1,446 million to Ps. 10,030 million, as compared to the Ps. 11,476 million at the end of 2006. The reserve for the repayment of the 144A bond reduces effective debt by an additional Ps. 1,920 million. Excluding the El Cajon hydroelectric project, total debt increased Ps. 1,884 million.

     The principal factors increasing debt other than for El Cajon were financing for the Irapuato-La Piedad highway PPP, Mexico City Airport Terminal II working capital loans, bridge loans for the development of entry level housing, working capital loans for the offshore housing module, and a loan to finance the exercise of an option to purchase OMA shares in June 2006.

     Net debt excluding the El Cajon hydroelectric project was Ps. 2,153 million, compared to net cash of Ps. 1,298 million at the close of 1Q06.

     As a result of the reclassification to short term of debt related to the El Cajon hydroelectric project, 26% of ICA's total debt matures in less than one year as of March 31, 2007. Most short term debt is related to the El Cajon hydroelectric project, and the resources for payment are expected to come from the client's payment upon delivery of the second unit and the final settlement of the contract. Debt denominated in foreign currency, principally dollars, is 82% of total debt, and 51% is securities debt.

     Based on source of repayment, Ps. 7,828 million, or 78%, of ICA's total debt corresponds to projects, and Ps. 2,201 million, or 22%, is operating company debt. ICA had no parent company debt outstanding at March 31, 2007.

     The weighted average interest rate on ICA's debt was 9.9%. The increase in the weighted average interest rate was the result of factors explained for financial expenses.

--------------------------------------------------------- ------------ ------------
(Ps. million) 1Q06 1Q07
--------------------------------------------------------- ------------ ------------
Interest expense included in Integral Financing Cost ...          111          292
Interest expense included in cost of sales .............          104            -
--------------------------------------------------------- ------------ ------------
Total Interest Expense .................................          215          292
--------------------------------------------------------- ------------ ------------
Weighted average debt outstanding ......................       12,476       11,819
.......................................................... ............ ............
Weighted Average Interest Rate .........................            6.9%         9.9%
....................................................................................

     As a result of the adoption of IFRIC 12 effective 1Q07, financing expenses are no longer included in cost of sales. For comparative purposes, the weighted average interest rate for 1Q06 includes those interest expenses included in cost of sales.

Liquidity and Financial Ratios

     The current ratio as of the end of 1Q07 increased to 1.74 compared to 1.52 at the end of 1Q06. The increase was principally the result of payment of debt related to the El Cajon hydroelectric project.

----------------------------------------------------- --------------- ---------------
(Ps. million) 1Q06 1Q07
----------------------------------------------------- --------------- ---------------
Current Ratio ......................................            1.52          1.74
Interest Coverage Ratio ............................           10.22          2.39
 (EBITDA/net interest, adjusted for interest
   expense in cost of sales)
 Leverage (Total Debt/Equity) ......................               0.84          0.69
----------------------------------------------------- --------------- ---------------

     The interest coverage ratio (EBITDA/net interest expense) was 2.39 in the first quarter of 2007, compared to 10.22 in the same period of the prior year. In the 2006 period, this ratio is adjusted for net interest expense included in cost of sales.

     The leverage ratio (total debt/equity) was 0.69 as of March 31, 2007, as compared to 0.84 at the end of 2006.


CAPEX
--------------------------------------------------------------------------------

     Capital expenditures, including investments in fixed assets and deferred expenditures, totaled Ps. 340 million in 1Q07. The principal investments were in Airports as part of its Master Development Program and other Airports CAPEX, and the purchase of strategic machinery.

Subsequent Events
--------------------------------------------------------------------------------

     On April 12 ICA completed the purchase of 39% of the environmental services company Proactiva Medio Ambiente Mexico shares for Ps. 429 million, which increased ICA's total shareholding to 49%.


     Notes                            and                            disclaimers
--------------------------------------------------------------------------------
Mexican Financial Information Norms: financial statements and other information are presented in accordance with current Financial Information Norms in Mexico. These norms differ in certain significant respects from U.S. GAAP.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes are calculated with respect to the actual numbers.

     EBITDA: ICA defines EBITDA as earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is defined and is not a recognized measure of financial performance or an indicator of free cash flow generation under Mexican Financial Information Norms or U.S. GAAP. However, ICA's management believes that EBITDA provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define EBITDA differently.

     Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of March 31, 2007 purchasing power.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 11.0308 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. The change in accounting method affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the joint venture with Mexican homebuilder GEO in the Housing segment. In accordance with Financial Information Norms in Mexico, financial statements for previous periods have not been restated.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

     IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled "Service Concession Arrangements." Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

     IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period.

     As a result of the adoption of IFRIC 12, the financial statements for 1Q06 were restated to increase comparability, as shown below:

------------------------------------------------------------------------
(Ps.                                         Millons) As As restated originally
                                              presented
------------------------------------------------------------------------
Balance Sheet                                     March 31, 2006
Current assets                                   18,956          18,961
Long term assets                                 14,526          14,605
Current liabilities                              12,453          12,453
Long term liabilities                             7,492           7,492
Shareholders'  equity                            13,538          13,621

Income Statement                                January-March 2006
Revenues                                          4,806           4,878
Operating income                                    368             383
Net income of majority interest                     217             231
------------------------------------------------------------------------

     Empresas ICA was founded in 1947. ICA's principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.